Exhibit 99.(a)(1)(C)

Re:  Synopsys Stock Option Exchange Program:

        Web Site Information and PIN

Dear <First Name>:

As Aart de Geus just announced, Synopsys is launching the Stock Option Exchange Program (the “Exchange Program”) effective today, Wednesday, May 25th, 2005.

If you have options that are eligible for exchange, and if you decide to accept Synopsys’ offer to exchange your eligible options, you must complete and submit an online election form before 11:59 p.m. Eastern Daylight Time on Wednesday, June 22nd, 2005.  Throughout the Tender Offer Period, employee elections can be modified, however, all decisions must be submitted on or before 11:59 p.m. Eastern Daylight Time on Wednesday, June 22nd, 2005.  Initial elections or election changes will not be accepted beyond this date and time.

Effective today, May 25th, 2005 you will be able to make your election to participate in the Exchange Program on the Mellon Investor Services web site dedicated specifically to Synopsys.  For security purposes, a Personal Identification Number (PIN) has been assigned to you to access your personal information and make your election choices.

Your PIN is: <PIN>.

Please visit the Mellon web site at https://www.corporate-action.net/synopsys and follow the instructions to access your personal information and submit your decisions regarding eligible options you may hold.  The web site includes links to access a copy of the Tender Offer to Exchange document filed with the SEC, a Summary of the Stock Option Exchange Program to help you understand the Exchange Program, an Exchange Analysis Grid and a list of Frequently Asked Questions (FAQ).  This material is designed to provide information necessary to aid in your understanding of the Exchange Program.

If you have questions, or if you require translation services, please call Mellon.  One of Mellon’s Customer Service Representatives will connect you with a translator and will be able to answer your questions over the phone.

Please do not reply to this automated e-mail message.  If you have a question, please call Mellon at the numbers listed below.

Customer Service Representatives are available Monday through Friday

From 9:00 a.m. to 7:00 p.m., Eastern Daylight Time

1-866-210-7111 (Calls placed from within the United States)

1-201-329-8206 (Calls placed from International locations)

Mellon Investor Services